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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          The Spectranetics Corporation
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                                (Name of Issuer)

                                    Delaware
--------------------------------------------------------------------------------
                       (State of Incorporation of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84760C107
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                                 (CUSIP Number)

                              John L. Ruppert, Esq.
                         Brownstein Hyatt & Farber, P.C.
                           410 17th Street, Suite 2200
                             Denver, Colorado 80202
                                 (303) 223-1100
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 14, 2002
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.   NAME OF REPORTING PERSONS.

     Joseph A. Largey

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                 (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     34,500 shares of Common Stock, $.001 par value per share ("Common Stock"), of The Spectranetics Corporation, a Delaware corporation ("Issuer"); and

     948,069 shares of Common Stock that may be acquired upon the exercise of stock options that are exercisable within 60 days of May 3, 2002 ("Option Shares"). Refer to Item 5 of Mr. Largey's Schedule 13D/A - Amendment No. 1 ("Amendment No. 1") disclosures below regarding Mr. Largey's beneficial ownership of his Option Shares.

8.   SHARED VOTING POWER

     Mr. Largey may have the right to direct the vote (pursuant to informal understandings) of up to 11,500 shares of Common Stock that are owned of record by two of his adult sons. Mr. Largey gifted these shares to his sons. Mr. Largey disclaims beneficial ownership of all such shares.

9.   SOLE DISPOSITIVE POWER

     982,569 shares of Common Stock (including 948,069 Option Shares, but excluding the shares described in Item 8 above as to which Mr. Largey disclaims beneficial ownership).
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10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     994,069 shares of Common Stock (including 948,069 Option Shares and the shares described in Item 8 above as to which Mr. Largey disclaims beneficial ownership).

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [X]

     See the description in Items 9 and 11 above.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.2%

14.  TYPE OF REPORTING PERSON

     IN

1.   NAME OF REPORTING PERSONS.

     Paul C. Samek

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     15,000 shares of Common Stock; and

     181,737 shares of Common Stock that may be acquired upon the exercise of Option Shares. Refer to Item 5 of Mr. Samek's Amendment No. 1 disclosures below regarding Mr. Samek's beneficial ownership of his Option Shares.

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     196,737 shares of Common Stock (including 181,737 Option Shares).

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     196,737 shares of Common Stock (including 181,737 Option Shares).

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.8%

14.  TYPE OF REPORTING PERSON

     IN

1.   NAME OF REPORTING PERSONS.

     Steven W. Sweet

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                 (b) [ ]
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3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     186,000, including 10,000 shares held by the Helen D. Sweet 1993 Living Trust, of which Mr. Sweet is the trustee. Mr. Sweet disclaims beneficial ownership of these 10,000 shares.

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     186,000, including 10,000 shares held by the Helen D. Sweet 1993 Living Trust, of which Mr. Sweet is the trustee. Mr. Sweet disclaims beneficial ownership of those 10,000 shares.

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     176,000, excluding 10,000 shares held by the Helen D. Sweet 1993 Living Trust, of which Mr. Sweet is the trustee. Mr. Sweet disclaims beneficial ownership of those 10,000 shares.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [X]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.7%

14.  TYPE OF REPORTING PERSON

     IN

1.   NAME OF REPORTING PERSONS.

     Lawrence R. McKinley

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                 (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     88,000 shares of Common Stock.

8.   SHARED VOTING POWER

     56,440 shares of Common Stock, 56,000 of which Mr. McKinley holds jointly with his wife, Margaret M. McKinley, and 440 of which are held by Mr. McKinley's daughter, Megan M. McKinley. Mr. McKinley disclaims beneficial ownership of the 440 shares held by his daughter.

9.   SOLE DISPOSITIVE POWER

     88,000 shares of Common Stock.
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10.  SHARED DISPOSITIVE POWER

     56,440 shares of Common Stock, 56,000 of which Mr. McKinley holds jointly with his wife, Margaret M. McKinley, and 440 of which are held by Mr. McKinley's daughter, Megan M. McKinley. Mr. McKinley disclaims beneficial ownership of the shares held by his daughter.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     144,000, excluding 440 shares held by Mr. McKinley's daughter and of which Mr. McKinley disclaims beneficial ownership.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.6%

14.  TYPE OF REPORTING PERSON

     IN

1.   NAME OF REPORTING PERSONS.

     Sharon L. Sweet

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                 (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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7.   SOLE VOTING POWER

     5,015 shares of Common Stock; and

     33,706 shares of Common Stock that may be acquired upon the exercise of Option Shares.

8.   SHARED VOTING POWER

     10,000 shares of Common Stock held in brokerage account titled Sharon L. Sweet and Bruce B. Donnelly Ten/Com.

9.   SOLE DISPOSITIVE POWER

     38,721 shares of Common Stock (including 33,706 Option Shares)

10.  SHARED DISPOSITIVE POWER

     10,000 shares of Common Stock held in brokerage account titled Sharon L. Sweet and Bruce B. Donnelly Ten/Com.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,721 shares of Common Stock.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%

14.  TYPE OF REPORTING PERSON

     IN

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JOSEPH A. LARGEY

THIS AMENDMENT NO. 1 AMENDS AND RESTATES IN ITS ENTIRETY SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 2002 (THE "SCHEDULE 13D").

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Joseph A. Largey

     (b) Camelback, Building #3645, Centennial Avenue, Unit #125, Colorado Springs, 80907.

     (c)  Present Principal Occupation: Director of the Issuer. *

     (d) During the last 5 years, Mr. Largey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last 5 years, Mr. Largey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Largey is a citizen of the United States.

* Mr. Largey served as the President and Chief Executive Officer of the Issuer. The Board of Directors of the Issuer (the "Board") purportedly terminated Mr. Largey with cause, as an officer and employee of the Issuer on May 10, 2002, effective immediately. Mr. Largey believes that such alleged termination was wrongful and intends to pursue all remedies available to him with respect to such alleged termination. It is unclear at this time what effect such alleged termination may have on Mr. Largey's vested and unvested stock options. For purposes of this statement, Mr. Largey is continuing to claim beneficial ownership of his Option Shares.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All shares owned by Mr. Largey have been acquired by way of purchase with Mr. Largey's own personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Sweet commenced a proxy solicitation in April 2002 relating to the Issuer's 2002 Annual Meeting of Stockholders ("Annual Meeting") originally scheduled
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     to be held on June 4, 2002. On May 3, 2002, Lawrence Martel, Bruce Ross,
     Christopher Reiser and Adrian Elfe (together the "Remaining Officers") and Messrs. Largey and Samek sent a letter (the "May 3rd Letter") to Mr. Sweet indicating their intention to vote their shares in favor of Mr. Sweet's alternate slate of directors at the Annual Meeting.

     On May 10, 2002, the Board held a meeting and terminated Messrs. Largey and Samek as employees and officers of the Issuer. On May 13, 2002, the Remaining Officers, Messrs. Largey and Samek, Steve Sweet, Sharon Sweet and Lawrence McKinley (together the "Reporting Persons") filed Schedule 13D. On May 14, 2002, the Remaining Officers delivered a letter to Steve Sweet (the "May 14th Letter"), effective immediately, whereby they withdrew from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group.

     This Amendment No. 1 is being filed to properly reflect the current composition and holdings of the group of the remaining Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The stockholdings of the Reporting Persons have been adjusted to reflect the departure of the Remaining Officers from the group of Reporting Persons. Except for the subtraction of such shares from the group of remaining Reporting Persons, no securities of the Issuer have been acquired or disposed of by the remaining Reporting Persons since the date the
     Schedule 13D was filed.

     (a) Mr. Largey beneficially owns 994,069 shares of Common Stock of the Issuer, including 948,069 Option Shares (representing beneficial ownership of 4.2% of the outstanding shares of Common Stock). Mr. Largey may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 1,569,527 shares of the Issuer's Common Stock (6.6% of the outstanding Common Stock). For the purposes of calculating beneficial ownership contained herein, the Reporting Persons relied on the Issuer's quarterly report Form 10-Q for the period ended March 31, 2002, filed with the Commission on May 14, 2002, which disclosed that the Issuer had 23,801,064 shares of Common Stock outstanding as of May 13, 2002.

     (b) Mr. Largey has the sole power to vote all shares set forth in Item 5(a) above, which includes 11,500 shares of Common Stock that are owned of record by two of his adult sons. Mr. Largey disclaims beneficial ownership of all 11,500 of these shares.

     (c)  N/A

     (d)  N/A
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     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the May 14th Letter, effective immediately, the Remaining Officers notified Mr. Sweet of their withdrawal from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group. A copy of the May 14th Letter is included as an exhibit to this Amendment No. 1.

     Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of the Issuer at the Annual Meeting. Messrs. Largey, Samek and McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the Annual Meeting. Each of Messrs. Largey, Samek, McKinley and Sweet and Ms. Sweet may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

     Mr. Largey may have the right to direct the vote (pursuant to informal understandings) of up to 11,500 shares of Common Stock that are owned of record by two of his adult sons. Mr. Largey disclaims beneficial ownership of all 11,500 of these shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.1   May 3rd Letter, as previously filed with the Schedule 13D.

     Exhibit 10.2 Letter, dated May 14, 2002, from the Remaining Officers to Mr. Sweet.

PAUL C. SAMEK

THIS STATEMENT AMENDS AND RESTATES THE SCHEDULE 13D IN ITS ENTIRETY.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Paul C. Samek
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     (b)  235 Stonebeck Lane, Colorado Springs, CO 80906

     (c)  Present Principal Occupation: N/A *

     (d) During the last 5 years, Mr. Samek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last 5 years, Mr. Samek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Samek is a citizen of the United States.

* Mr. Samek served as the Vice President, Finance and the Chief Financial Officer of the Issuer. The Board of the Issuer purportedly terminated Mr. Samek, with cause, as an officer and employee of the Issuer on May 10, 2002, effective immediately. Mr. Samek believes that such alleged termination was wrongful and intends to pursue all remedies available to him with respect to such alleged termination. It is unclear at this time what effect such alleged termination may have on Mr. Samek's vested and unvested stock options. For purposes of this statement, Mr. Samek is continuing to claim beneficial ownership of his Option Shares.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All shares owned by Mr. Samek have been acquired by way of purchase with Mr. Samek's own personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Sweet commenced a proxy solicitation in April 2002 relating to the Issuer's Annual Meeting originally scheduled to be held on June 4, 2002. On May 3, 2002, the Remaining Officers and Messrs. Largey and Samek sent the May 3rd Letter to Mr. Sweet indicating their intention to vote their shares in favor of Mr. Sweet's alternate slate of directors at the Annual Meeting.

     On May 10, 2002, the Board held a meeting and terminated Messrs. Largey and Samek as employees and officers of the Issuer. On May 13, 2002, the Reporting Persons filed Schedule 13D. On May 14, 2002, the Remaining Officers delivered the May 14th Letter, effective immediately, whereby they withdrew from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group.

     This Amendment No. 1 is being filed to properly reflect the current composition and holdings of the group of the remaining Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
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     (a)  Mr. Samek beneficially owns 196,737 shares of Common Stock of the
          Issuer, including 181,737 Option Shares (representing beneficial ownership of 0.8% of the outstanding shares of Common Stock). Mr. Samek may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 1,569,527 shares of the Issuer's Common Stock (6.6% of the outstanding Common Stock). For the purposes of calculating beneficial ownership contained herein, the Reporting Persons relied on the Issuer's quarterly report Form 10-Q for the period ended March 31, 2002, filed with the Commission on May 14, 2002, which disclosed that the Issuer had 23,801,064 shares of Common Stock outstanding as of May 13, 2002.

     (b) Mr. Samek has the sole power to vote all shares set forth in Item 5(a) above.

     (c)  N/A

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the May 14th Letter, effective immediately, the Remaining Officers notified Mr. Sweet of their withdrawal from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group. A copy of the May 14th Letter is included as an exhibit to this Amendment No. 1.

     Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of the Issuer at the Annual Meeting. Messrs. Largey, Samek and McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the Annual Meeting. Each of Messrs. Largey, Samek, McKinley and Sweet and Ms. Sweet may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.1   May 3rd Letter, as previously filed with the Schedule 13D.

     Exhibit 10.2 Letter, dated May 14, 2002, from the Remaining Officers to Mr. Sweet.

STEVEN W. SWEET

THIS STATEMENT AMENDS AND RESTATES THE SCHEDULE 13D IN ITS ENTIRETY.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Steven W. Sweet

     (b)  4512 W. 125th Street, Leawood, Kansas, 66209

     (c) Present Principal Occupation: Part owner and operator, Fireplace and Bar-B-Q Center, 10470 Metcalf, Overland Park, Kansas, 66212

     (d) During the last 5 years, Mr. Sweet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last 5 years, Mr. Sweet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Sweet is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All shares owned by Mr. Sweet have been acquired by way of purchase with Mr. Sweet's own personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Sweet commenced a proxy solicitation in April 2002 relating to the Issuer's Annual Meeting originally scheduled to be held on June 4, 2002. On May 3, 2002, the Remaining Officers and Messrs. Largey and Samek sent the May 3rd Letter to Mr. Sweet indicating their intention to vote their shares in favor of Mr. Sweet's alternate slate of directors at the Annual Meeting.

     On May 10, 2002, the Board held a meeting and terminated Messrs. Largey and Samek as employees and officers of the Issuer. On May 13, 2002, the Reporting Persons filed Schedule 13D. On May 14, 2002, the Remaining Officers delivered the May 14th Letter, effective immediately, whereby they withdrew from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group.

     This Amendment No. 1 is being filed to properly reflect the current composition and holdings of the group of the remaining Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Sweet beneficially owns 186,000 shares of Common Stock of the Issuer (representing beneficial ownership of 0.7% of the outstanding Common Stock). Mr. Sweet may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 1,569,527 shares of the Issuer's Common Stock (6.6% of the outstanding Common Stock). For the purposes of calculating beneficial ownership contained herein, the Reporting Persons relied on the Issuer's quarterly report Form 10-Q for the period ended March 31, 2002, filed with the Commission on May 14, 2002, which disclosed that the Issuer had 23,801,064 shares of Common Stock outstanding as of May 13, 2002.

     (b) Mr. Sweet has the sole power to vote all shares set forth in Item 5(a) above. Mr. Sweet disclaims beneficial ownership of the 10,000 shares of Common Stock held by the Helen D. Sweet 1993 Living Trust, of which he is the trustee.

     (c) Mr. Sweet purchased 1,000 shares of Common Stock on April 15, 2002. The transaction was effected at a price of $3.99, through his personal brokerage account.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the May 14th Letter, effective immediately, the Remaining Officers notified Mr. Sweet of their withdrawal from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group. A copy of the May 14th Letter is included as an exhibit to this Amendment No. 1.

     Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of the Issuer at the Annual Meeting. Messrs. Largey, Samek and McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the Annual Meeting. Each of Messrs. Largey, Samek, McKinley and Sweet and Ms. Sweet may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.1   May 3rd Letter, as previously filed with the Schedule 13D.

     Exhibit 10.2. Letter, dated May 14, 2002, from the Remaining Officers to Mr. Sweet.

LAWRENCE R. MCKINLEY

THIS STATEMENT AMENDS AND RESTATES THE SCHEDULE 13D IN ITS ENTIRETY.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Lawrence R. McKinley

     (b)  1011 Walnut Street, Suite 200, Boulder, Colorado, 80302

     (c) Present Principal Occupation: Senior Vice President and Financial Consultant, RBC Dain Rauscher Inc., 1011 Walnut Street, Suite 200, Boulder, Colorado, 80302

     (d) During the last 5 years, Mr. McKinley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last 5 years, Mr. McKinley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. McKinley is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All shares owned by Mr. McKinley have been acquired by way of purchase with Mr. McKinley's own personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Sweet commenced a proxy solicitation in April 2002 relating to the Issuer's Annual Meeting originally scheduled to be held on June 4, 2002. On May 3, 2002, the Remaining Officers and Messrs. Largey and Samek sent the May 3rd Letter to Mr. Sweet indicating their intention to vote their shares in favor of Mr. Sweet's alternate slate of directors at the Annual Meeting.

     On May 10, 2002, the Board held a meeting and terminated Messrs. Largey and Samek as employees and officers of the Issuer. On May 13, 2002, the Reporting Persons filed Schedule 13D. On May 14, 2002, the Remaining Officers delivered the May 14th Letter, effective immediately, whereby they withdrew from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group.

     This Amendment No. 1 is being filed to properly reflect the current composition and holdings of the group of the remaining Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. McKinley beneficially owns 144,440 shares of Common Stock of the Issuer (representing beneficial ownership of 0.6% of the outstanding Common Stock). Mr. McKinley may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 1,569,527 shares of the Issuer's Common Stock (6.6% of the outstanding Common Stock). For the purposes of calculating beneficial ownership contained herein, the Reporting Persons relied on the Issuer's quarterly report Form 10-Q for the period ended March 31, 2002, filed with the Commission on May 14, 2002, which disclosed that the Issuer had 23,801,064 shares of Common Stock outstanding as of May 13, 2002.

     (b) Mr. McKinley owns 88,000 shares of Common Stock, over which he has sole voting control, in his IRA. He owns 56,000 shares jointly with his wife, Margaret M. McKinley, and exercises shared voting control with his wife over 440 shares held by their daughter, Megan M. McKinley. Neither Margaret or Megan McKinley has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) during the last 5 years, nor has either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of Margaret and Megan McKinley are citizens of the United States.

     (c)  N/A

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the May 14th Letter, effective immediately, the Remaining Officers notified Mr. Sweet of their withdrawal from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group. A copy of the May 14th Letter is included as an exhibit to this Amendment No. 1.

     Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of the Issuer at the Annual Meeting. Messrs. Largey, Samek and McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the Annual Meeting. Each of Messrs. Largey, Samek, McKinley and Sweet and Ms. Sweet may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.1   May 3rd Letter, as previously filed with the Schedule 13D.

     Exhibit 10.2. Letter dated May 14, 2002, from the Remaining Officers to Mr. Sweet.


SHARON L. SWEET

THIS STATEMENT AMENDS AND RESTATES THE SCHEDULE 13D IN ITS ENTIRETY.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Sharon L. Sweet

     (b)  1980 Quadrangle Court, Colorado Springs, CO 80917.

     (c) Present Principal Occupation: Vice President, Corporate Communications of the Issuer.

     (d) During the last 5 years, Ms. Sweet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last 5 years, Ms. Sweet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ms. Sweet is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All shares owned by Ms. Sweet have been acquired by way of purchase with the Ms. Sweet's own personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Ms. Sweet has purchased shares of Common Stock of the Issuer for personal investment.

     Mr. Sweet commenced a proxy solicitation in April 2002 relating to the Issuer's Annual Meeting originally scheduled to be held on June 4, 2002. On May 3, 2002, the Remaining Officers and Messrs. Largey and Samek sent the May 3rd Letter to Mr. Sweet indicating their intention to vote their shares in favor of Mr. Sweet's alternate slate of directors at the Annual Meeting.

     On May 10, 2002, the Board held a meeting and terminated Messrs. Largey and Samek as employees and officers of the Issuer. On May 13, 2002, the Reporting Persons filed Schedule 13D. On May 14, 2002, the Remaining Officers delivered the May 14th Letter, effective immediately, whereby they withdrew from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group.

     This Amendment No. 1 is being filed to properly reflect the current composition and holdings of the group of the remaining Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Ms. Sweet beneficially owns 48,721 shares of Common Stock of the Issuer (representing beneficial ownership of 0.2% of the outstanding Common Stock). Ms. Sweet may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 1,569,527 shares of the Issuer's Common Stock (6.6% of the outstanding Common Stock). For the purposes of calculating beneficial ownership contained herein, the Reporting Persons relied on the Issuer's quarterly report Form 10-Q for the period ended March 31, 2002, filed with the Commission on May 14, 2002, which disclosed that the Issuer had 23,801,064 shares of Common Stock outstanding as of May 13, 2002.

     (b) Ms. Sweet has the sole power to vote all shares set forth in Item 5(a) above.

     (c)  N/A

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the May 14th Letter, effective immediately, the Remaining Officers notified Mr. Sweet of their withdrawal from (1) the May 3rd Letter, (2) the group of Reporting Persons and (3) Mr. Sweet's proxy solicitation group. A copy of the May 14th Letter is included as an exhibit to this Amendment No. 1.

     Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of the Issuer at the Annual Meeting. Messrs. Largey, Samek and McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the Annual Meeting. Each of Messrs. Largey, Samek, McKinley and Sweet and Ms. Sweet may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.1   May 3rd Letter, as previously filed with the Schedule 13D.

     Exhibit 10.2. Letter dated May 14, 2002, from the Remaining Officers to Mr. Sweet.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        JOSEPH A. LARGEY


Date: May 16, 2002                      By: /s/ Joseph A. Largey
                                            --------------------------------
                                            Joseph A. Largey


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PAUL C. SAMEK

Date: May 16, 2002                      By: /s/ Paul C. Samek
                                            --------------------------------
                                            Paul C. Samek


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        STEVEN W. SWEET

Date: May 16, 2002                      By: /s/ Steven W. Sweet
                                            --------------------------------
                                            Steven W. Sweet


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        LAWRENCE R. MCKINLEY


Date: May 16, 2002                      By: /s/ Lawrence R. McKinley
                                            --------------------------------
                                            Lawrence R. McKinley


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SHARON L. SWEET

Date: May 16, 2002                      By: /s/ Sharon L. Sweet
                                            --------------------------------
                                            Sharon L. Sweet


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).